October 15, 2010

Karl Hiller

Branch Chief

Telephone Number:

(202) 551-3686

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Fax Number:

(703) 813-6982

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:	Form 10-K for fiscal year ended December 31, 2009 Filed April 15,2010
File No. 000-19620

Dear Mr. Hiller:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission dated September 28, 2010, addressed to Mr. Brian Rodriguez, Chief Financial Officer, America West Resources, Inc., and concerning the above referenced items.  You requested that the Company provide its response within ten business days from the date of your letter.  We are writing at this time to request an extension of time to reply by October 31, 2010 in order to have sufficient time for review internally by the Company’s advisors and auditors of the response to your comment letter.

Thank you for your consideration in this matter.  Please contact me at (435) 636-0819 should you require further information.

Sincerely,

America West Resources, Inc.

/S/ Dan R. Baker

Dan R. Baker, CEO